Exhibit 99.2
Financial Statements as of December 31, 2007, and for the period from January 2, 2007 (date of inception) through December 31, 2007

CROWN IMPORTS LLC
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT AUDITORS	1

FINANCIAL STATEMENTS:

Balance Sheet	2

Statement of Income	3

Statement of Changes in Members’ Equity	4

Statement of Cash Flows	5

Notes to Financial Statements	6-12

Report of Independent Auditors
To the Board of Directors and Members of
Crown Imports LLC
In our opinion, the accompanying balance sheet and the related statements of income, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of Crown Imports LLC (a limited liability company) at December 31, 2007, and the results of its operations and its cash flows for the period from January 2, 2007 (date of inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLC
Chicago, Illinois
February 22, 2008

CROWN IMPORTS LLC
BALANCE SHEET
AS OF DECEMBER 31, 2007
(Dollars in thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$43,450
Accounts receivable — net	104,506
Inventories	153,835
Prepaid expenses and other current assets	30,859
Receivables from related parties	2,162

Total current assets	334,812

PROPERTY, PLANT AND EQUIPMENT — net	4,675

OTHER LONG TERM ASSETS:
Goodwill	13,003
Intangible assets	14,239

Total intangible assets	27,242

Other	83

TOTAL ASSETS	$366,812

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$24,286
Accrued excise taxes	10,078
Accrued expenses	31,293
Payables to related parties	20,094

Total current liabilities	85,751

LONG TERM LIABILITIES:
Other liabilities	1,433

Total long term liabilities	1,433

MEMBERS’ EQUITY	279,628

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$366,812

The accompanying notes are an integral part of these financial statements

CROWN IMPORTS LLC
STATEMENT OF INCOME
FROM JANUARY 2, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2007
(Dollars in thousands)

SALES	$2,653,524
LESS: Excise taxes	(205,685)

NET SALES	2,447,839

COST OF PRODUCT SOLD	1,699,590

GROSS PROFIT	748,249

OPERATING EXPENSES:
Selling, general and administrative	224,545

OPERATING INCOME	523,704

INTEREST INCOME	2,268

NET INCOME	$525,972

The accompanying notes are an integral part of these financial statements

CROWN IMPORTS LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY
FROM JANUARY 2, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2007
(Dollars in thousands)

	Member	Retained
	Contributions	Earnings	Total

Capital contributions (Note 1)	$221,656	$—	$221,656
Net income	—	525,972	525,972
Distributions to members	—	(468,000)	(468,000)

Balance as of December 31, 2007	$221,656	$57,972	$279,628

The accompanying notes are an integral part of these financial statements

CROWN IMPORTS LLC
STATEMENT OF CASH FLOWS
FROM JANUARY 2, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2007
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$525,972
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	671
Changes in operating assets and liabilities:
(Increase)/decrease in —
Accounts receivables, including receivables from related parties	(106,669)
Inventories	(31,165)
Prepaid expenses and other current assets	(19,785)
Increase/(decrease) in —
Accounts payable, including payables to related parties	15,448
Accrued excise taxes	2,484
Accrued expenses and other liabilities	31,332

Net cash provided by operating activities	418,288

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(4,045)

Net cash used in investing activities	(4,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Member contributions	97,207
Distributions to members	(468,000)

Net cash used in financing activities	(370,793)

NET INCREASE IN CASH AND CASH EQUIVALENTS	43,450

CASH AND CASH EQUIVALENTS, beginning of period	—

CASH AND CASH EQUIVALENTS, end of period	$43,450

The accompanying notes are an integral part of these financial statements

CROWN IMPORTS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND FOR THE PERIOD FROM JANUARY 2, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2007
(Dollars in thousands, unless otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Crown Imports LLC (the “Company” or “Joint Venture”), a Delaware limited liability company, is a 50-50 joint venture between GModelo Corporation (“GModelo”), a wholly-owned subsidiary of Diblo, S.A. de C.V. (“Diblo”), and Barton Beers, Ltd. (“Barton”), an indirectly wholly-owned subsidiary of Constellation Brands, Inc. (“Constellation”).

On January 2, 2007, pursuant to a contribution agreement among Barton, Diblo and the Company (the “Barton Contribution Agreement”), Barton contributed to the Company substantially all of Barton’s assets relating to importing, marketing and selling Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo and Pacifico (the “Modelo Brands”) and the St. Pauli Girl and Tsingtao brands and liabilities associated therewith (the “Barton Contributed Net Assets”), in exchange for a 50% membership interest in the Company. Simultaneously, GModelo, a related party of Grupo Modelo, S.A.B. de C.V. (“Modelo”), joined Barton as a member of the Company. In exchange for a 50% membership interest in the Company, GModelo contributed cash in an equal amount to the Barton Contributed Net Assets, subject to specified adjustments. The operations and governance of the Joint Venture are provided for in the Company’s Amended and Restated Limited Liability Company Agreement dated January 2, 2007 (the “LLC Agreement”). The accompanying statement of cash flows and statement of changes in members’ equity reflect the initial capital contributions as a post-inception event. The Company’s previously issued financial statements reflected such amounts as a component of beginning members’ equity. The contributions, including noncash contributions, made to the Company by each respective member on January 2, 2007 are as follows:

Respective Contributions to the Joint Venture

Net Intangible Assets:
Goodwill	$13,003
Intangibles (Distribution Rights)	14,239

Barton Contributed Net Intangible Assets	27,242

Net Tangible Assets:
Inventory	122,671
Other Assets	11,155
Property, Plant and Equipment	1,300
Accounts Payable	(28,931)
Accruals	(8,988)

Barton Contributed Net Tangible Assets	97,207

Cash	97,207

GModelo Contributed Assets	97,207

Total Capital Contribution at Inception	$221,656

Also on January 2, 2007, the Company and Extrade II S.A. de C.V. (“Extrade II”), a related party of Modelo, entered into an Importer Agreement (the “Importer Agreement”), pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell the Modelo Brands in the 50 States of the U.S., the District of Columbia and Guam.
As a result of these transactions, Barton and GModelo each have equal interests in the Company and each of Barton and GModelo have appointed an equal number of directors to the Board of Directors of the Company.

2.	DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business — The Company is a joint venture that imports, markets and sells an imported beer portfolio across the entire United States, the District of Columbia and Guam. The Company’s portfolio includes the Modelo Brands and the St. Pauli Girl and Tsingtao beer brands.

Common Units — The common units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2007, the Company had 100 common units, with each of GModelo and Barton owning 50 units, in exchange for the contributions made to the Company at inception.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of the purchase to be cash equivalents. Such investments are stated at cost, which approximates fair value.

Accounts Receivable — The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. An allowance for doubtful accounts is determined based on historical information and an assessment of individual accounts.

Inventories — Inventories, principally consisting of product for resale, are valued at the lower of cost or market, cost being determined on the first-in, first-out method. Substantially all inventory is related to finished goods inventory. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value.

Property, Plant and Equipment — Purchases of property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets, generally using the straight-line method. Amortization of leasehold improvements is provided over the lesser of the lease term or the estimated useful life of the asset. Direct costs related to internally-developed software projects are capitalized and amortized over their estimated useful life.

Amounts for maintenance and repairs are charged to expense as incurred. Major expenditures for improvements which are expected to increase the useful life of an item are capitalized to the appropriate asset accounts. Gains and losses on sales of property and equipment are credited or charged to income. The estimated useful lives are as follows:

Depreciable Life in Years

Machinery and Equipment	3 to 10
Software	3 to 7

Income Taxes — The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the members are responsible for United States federal and substantially all state income tax liabilities arising out of the operations.

Revenue Recognition — Sales are recognized when title passes to the customer, which is generally when the product is delivered.

In accordance with the guidance provided in Emerging Issues Task Force (“EITF”), No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, and rebates. Certain customer incentive programs require management to estimate the cost of these programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. Accrued promotional allowances at December 31, 2007 were $10,098. Promotional expense for the period from January 2, 2007 (date of inception) through December 31, 2007 was $139,510.

In accordance with EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), excise taxes associated with transporting the products into the United States are recorded as a reduction to sales.

In accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal rather than Net as an Agent, the Company has entered into a revenue sharing agreement with one of its related parties, Extrade II, with sales due to the party being recorded on a gross basis.

Cost of Product Sold — The types of costs included in cost of product sold are principally finished goods, as well as packaging and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges, outbound shipping and handling costs, purchasing and receiving costs, inspection costs, and warehousing costs.

Selling, General and Administrative Expenses — The types of costs included in selling, general and administrative expenses consist predominantly of advertising and marketing costs. Generally, distribution network costs are not included in the Company’s selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at December 31, 2007 were $11,514. Advertising expense for the period from January 2, 2007 (date of inception) through December 31, 2007 was $145,250.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This standard will be effective for the Company’s fiscal year beginning January 1, 2008. Management is currently evaluating the requirements of SFAS No. 157 and does not expect a material impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective for the Company’s fiscal year beginning January 1, 2008. Management is currently evaluating the requirements of SFAS No. 159 and does not expect a material impact on the financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment as of December 31, 2007, is as follows:

Leashold improvements	$926
Machinery and equipment	3,258
Software	1,162

5,346

Less — accumulated depreciation and amortization	671

Net property, plant and equipment	$4,675

Depreciation and amortization expense through December 31, 2007 was equal to $671.

4.	INTANGIBLE ASSETS

The carrying value of intangible assets, including goodwill, at December 31, 2007, was $27,242. Intangible assets represent distribution rights that are not amortized because they have an indefinite useful life. The Company reviews its goodwill and intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

5.	EMPLOYEE BENEFIT PLANS

401(k) Plan — The Company sponsors a 401(k) plan for all salaried employees. The plan includes optional employee contributions as a percentage of eligible earnings, subject to IRS limitations, with matching employer contributions as a percentage of eligible earnings.

Profit Sharing Plans — The Company sponsors a profit sharing plan for certain employees under which the Company makes discretionary contributions determined each plan year, subject to IRS limitations.

Supplementary Employee Benefit Plan (“SERP”) — The Company maintains a deferred compensation plan for key employees. The plan provides for employee deferrals for discretionary benefits provided by the Company, and the excess of any contributions owed through the profit sharing plan over IRS limitations. These employee benefits will be distributed in a lump-sum payment after the employee has left the Company.

Short-Term Incentive Plan — The Company maintains short-term incentive plans (“STIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the STIP.

Long-Term Incentive Plan — The Company maintains long-term incentive plans (“LTIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the LTIP.

The total employer contribution costs recognized from January 2, 2007 (date of inception) through December 31, 2007, are as follows:

Employer Contribution Costs:

401(k) Plan	$545
Profit Sharing Plan	1,290
SERP	20
STIP	7,239
LTIP	1,413

Total	$10,507

The total amount accrued related to employee benefit plans as of December 31, 2007 was $8,211.

6.	RELATED-PARTY TRANSACTIONS

As described above, on January 2, 2007, the Company and Extrade II, entered into the Importer Agreement pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell the Modelo Brands in the 50 States of the U.S., the District of Columbia and Guam. The Company also entered into a Sub-license Agreement (the “Sub-license Agreement”), pursuant to which Marcas Modelo S.A. de C.V. (“Marcas Modelo”), another affiliate of Modelo, granted the Company an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory. Certain inventory purchases were also made through Extrade I S.A de C.V., (“Extrade I”), also a related party of Modelo. Total purchases from Extrade I and Extrade II under the Importer Agreement totaled $1,170,788 during the period from January 2, 2007 (date of inception) through December 31, 2007. As of December 31, 2007, total payables to related parties included $17,719 due to Extrade II.

The Importer Agreement also allows the Company to recover certain costs. Payments made to the Company under the Importer Agreement from January 2, 2007 (date of inception) through December 31, 2007 amounted to $2,818, with $0 outstanding at December 31, 2007.

The Company makes royalty payments to Marcas Modelo for the use of the Modelo brand names. Payments from the Company under the Sub-license Agreement from January 2, 2007 (date of inception) through December 31, 2007 amounted to $156,399, with $2,319 due at December 31, 2007.

Under the terms of the LLC Agreement, the Company follows a strategic pricing initiative for beer sold in the Company’s territory. Based on this initiative, the Company agrees to share revenue between the Company and Extrade II based on market price adjustments as established within the Importer Agreement. A total of $98,477 was included in sales (recorded on a gross basis) for the period from January 2, 2007 (date of inception) through December 31, 2007. Under the terms of the initiative, the Company also has a receivable from Extrade II of $2,162 as of December 31, 2007.

Additionally, the Company entered into a marketing initiative with Marketing Modelo S.A de C.V. (“Marketing Modelo”), a related party to Modelo, for advertising in New York’s Times Square. The company also purchased various marketing and promotional materials from GModelo. The total amount paid to these related parties from January 2, 2007 through December 31, 2007 for marketing and promotions amounted to $1,614.

Barton charged the Company $16,900 for shared services provided to the Company for the period from January 2, 2007 (date of inception) through December 31, 2007. Services provided include information technology, licensing, financial accounting, tax, administrative, legal and human resources. The fee is charged monthly, with future annual commitments as follows:

Years Ending December 31:

2008	$17,576
2009	18,279
2010	19,010
2011	19,771

Total future commitments	$74,636

7.	LEASES

The Company’s leasing operations consist principally of the leasing of office space and motor vehicles.

Office space leases are all classified as operating leases and expire over the next ten years. Motor vehicle leases are classified as operating and expire over the next three years.

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at December 31, 2007:

Years Ending December 31:

2008	$1,432
2009	1,322
2010	914
2011	709
2012	718
Thereafter	3,429

Total minimum payments	$8,524

Total rental expense was $4,245 for the period from January 2, 2007 (date of inception) through December 31, 2007.

8.	COMMITMENTS AND CONTINGENCIES

Line of Credit — The Company maintains a line of credit with Citibank, N.A., which provides for maximum borrowings of $15,000. The line of credit matured on December 31, 2007. Borrowings under the line of credit bear an interest rate determined at the time of each borrowing based on the rate at which US Dollar deposits are offered to prime banks in the London interbank market plus a margin of 50 basis points. As of January 2, 2008, the line of credit was renewed by management with a maturity date of December 31, 2008 under comparable terms. As of December 31, 2007, there was no outstanding balance on the line of credit.

Warehouse Commitments — The Company enters into warehousing agreements, with the rentals based on a fixed rate per case stored, along with associated handling and repackaging fees. Under certain warehousing agreements, the Company is required to make minimum future payments based on minimum case volume per annum, whether it uses the warehouse or not. From January 2, 2007 (date of inception) through December 31, 2007, there were no charges incurred based on this requirement. The aggregate amount of such required payments at December 31, 2007 is as follows:

Years Ending December 31:

2008	$4,763
2009	4,454
2010	2,913
2011	2,913

Total minimum payments	$15,043

Contingencies — The Company is a party to various litigation, which arises in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Distribution Agreements — The Company distributes Tsingtao and St. Pauli Girl beer pursuant to exclusive distribution agreements with the suppliers of these products. The Company’s agreement with Tsingtao and St. Pauli are both scheduled to expire on December 31, 2011. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. At December 31, 2007, the Company believes it is in compliance with all of its material distribution agreements with its suppliers, and the Company does not believe that these will be terminated.

9.	MEMBERS’ EQUITY

The Company has been established as a limited liability company. Under the terms of the LLC Agreement, there is one class of membership interest in the Company and, unless otherwise provided for in the LLC Agreement, all membership interests are entitled to the same benefits, rights, duties and obligations and vote on all matters as a single class. Additionally, under the terms of the LLC Agreement, no member of the Company is liable for any debt, obligation or liability of the Company, except as provided by law or otherwise specifically as provided in the LLC Agreement. A member cannot, unless otherwise provided for in the LLC Agreement, transfer all or any portion of its membership interest.

The Company is authorized to establish a capital account for each member equal to that member’s initial capital contribution, represented by Common Units. The Common Units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2007, the Company had 100 Common Units, with each of GModelo and Barton owning 50 units, in exchange for the contributions made to the Company at inception.

As described in the LLC Agreement, under certain circumstances including (i) material interference with the Importer Agreement, Barton has the right (but not the obligation) to sell its membership interest to Modelo; (ii) a proposed change in control of Barton, Modelo has the right (but not the obligation) to purchase Barton’s membership interest; and (iii) at the conclusion of each ten year period of the joint venture, Modelo has the right (but not the obligation) to purchase Barton’s membership interest. Any such transfer is subject to the satisfaction of certain conditions, and the relevant purchase price is determined pursuant to specific formulas, all as set forth in the LLC Agreement.